EXHIBIT 99.96
                                                                   -------------

                             MATERIAL CHANGE REPORT

1.       NAME AND ADDRESS OF REPORTING ISSUER:

         Advantage Energy Income Fund
         3100, 150 - 6th Avenue S.W.
         Calgary, Alberta
         T2P 3H7

2.       DATE OF MATERIAL CHANGE:

         August 24, 2004

3.       NEWS RELEASE:

         A press release announcing the material change was issued on August 24, 2004 for Canadian wide distribution through Canada Newswire.

4.       SUMMARY OF MATERIAL CHANGE:

         Advantage Energy Income Fund ("Advantage") entered into an acquisition agreement through its wholly owned subsidiary Advantage Oil & Gas Ltd. pursuant to which, subject to certain conditions and adjustments, Advantage will purchase oil and natural gas properties (the "Properties") for $186 million, subject to adjustment (the "Acquisition").

         In conjunction with the Acquisition, Advantage entered into an agreement with a syndicate of underwriters lead by Scotia Capital Inc. for the purchase by the underwriters on a bought deal basis of 3,500,000 subscription receipts for total gross proceeds of $65.8 million, $75 million principal amount of five-year and $50 million of seven-year extendable convertible unsecured subordinated debentures.

         Subject to the successful closing of the Acquisition on or before September 30, 2004 Advantage will increase the cash distribution for the month of October, 2004 by 8.7% to $0.25 per trust unit.

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         THE ACQUISITION

         The Acquisition is expected to close on or before September 30, 2004 and is effective July 1, 2004. The Properties are being acquired through a public divestiture process conducted by Kobayashi Partners Limited of Calgary, Alberta on behalf of the vendor, are located in Central and Southern Alberta and Southeast Saskatchewan and are currently producing approximately 6,250 boe/d.

         Production is weighted 49% light oil and NGLs, 40% natural gas and 11% heavy oil (23(degree) API) and approximately 60% of the production is operated with nine properties representing 87% of current production. Approximately 13.9 million boe of proven and probable reserves are being acquired based on an independent engineering determination prepared by Sproule Associates Limited effective January 1, 2004 in accordance with National Instrument 51-101. In addition to the reserves, Advantage will acquire approximately 80,000 net acres of undeveloped land supported by a combination of 3D and 2D seismic data; the Acquisition has an attractive valuation of $28,800 per daily boe of production (net of land and seismic valuation).

         BOUGHT DEAL FINANCING

         In conjunction with the Acquisition, Advantage entered into an agreement on August 24, 2004 with a syndicate of underwriters led by Scotia Capital Inc. for the purchase by the underwriters on a bought deal basis of (i) 3,500,000 subscription receipts (the "Subscription Receipts") at a price of $18.80 per Subscription Receipt for total gross proceeds of $65.8 million, (ii) $75 million principal amount of five-year 7.50% extendible convertible unsecured subordinated debentures (the "Five-Year Convertible Debentures") and (iii) $50 million principal amount of seven-year 7.75% extendible convertible unsecured subordinated debentures (the "Seven-Year Convertible Debentures"). Closing of the offering is expected to occur on or about September 14, 2004.

         Each Subscription Receipt represents the right to receive one trust unit on the closing of the acquisition. The proceeds from the offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition. If the Acquisition closes on or before November 1, 2004, the net proceeds will be released to Advantage and used to pay part of the purchase price of the Acquisition; if the offering closes before the Acquisition closes, holders of Subscription Receipts at the time of the Acquisition will be entitled to receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the offering and the closing of the Acquisition, provided they hold Subscription Receipts upon exchange. If the Acquisition fails to close by November 1, 2004, or the Acquisition is terminated at an earlier time, the escrow agent will return the Subscription Receipt issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts.

         The Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will have a face value of $1,000 per debenture and an initial maturity date of November 1, 2004. If the Acquisition does not close on or before November 1, 2004, or if the acquisition is terminated at an earlier time, both the Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will mature on the initial maturity date. If the acquisition is completed on or prior to November 1, 2004, the Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will have final maturity dates of October 1, 2009 and December 1, 2011, respectively.

         The Five-Year Convertible Debentures will pay a coupon of 7.50% per annum, payable semi-annually on April 1st and October 1st of each year, commencing April 1, 2005, and will be convertible into trust units of Advantage at a conversion price of $20.25 per trust unit. The Seven-Year Convertible Debentures will pay a coupon of 7.75% per annum, payable semi-annually on June 1st and December 1st of each year, commencing June 1, 2005, and will be convertible into trust units of Advantage at a conversion price of $21.00 per trust unit. Holders converting their convertible debentures will receive accrued and unpaid interest thereon.

         The securities being offered will be eligible for RRSPs, RRIFs, RESPs, and DPSPs, as domestic content. The securities are only being offered in Canada and are not being offered for sale in the United States.

         DISTRIBUTION INCREASE

         Subject to the successful closing of the Acquisition on or before September 30, 2004, Advantage will increase the cash distribution for the month of October, 2004 by 8.7% to $0.25 per trust unit. The distribution will be payable on November 15, 2004 to unitholders of record at the close of business on October 29, 2004. The ex-distribution date will be October 27, 2004.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

         Not applicable.

7.       OMITTED INFORMATION:

         No information has been omitted.

8.       EXECUTIVE OFFICER:

         The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

         Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
         Telephone: (403) 781-8137
         Facsimile:  (403) 262-0723

Dated this 3rd day of September, 2004 at the city of Calgary, in the province of Alberta.



                           ADVANTAGE ENERGY INCOME FUND,
                           by Advantage Oil & Gas Ltd.


                         Per:  "PETER HANRAHAN"
                             --------------------------------------------------
                             Peter Hanrahan
                             Vice President, Finance and Chief Financial Officer Advantage Oil & Gas Ltd.


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